                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                  AMENDMENT NO. 2
                                         TO
                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                  WESTERN BANCORP
--------------------------------------------------------------------------------
                                  (Name of Issuer)

                                    COMMON STOCK
--------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                     609022207
--------------------------------------------------------------------------------
                                   (CUSIP Number)

                               John M. Eggemeyer, III
                     6051 El Tordo, Rancho Santa Fe, CA  92067
                               Phone:  (619) 756-8300

              --------------------------------------------------------
              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)


                                   MARCH 12, 1999
              --------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: / /

                                  AMENDMENT NO. 2
                                         TO
                                    SCHEDULE 13D


CUSIP NO.  609022207                                       PAGE 2 OF 22 PAGES
-------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Castle Creek Capital Partners Fund I, LP
            Federal ID No.: 36-4073941
-------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                     (b)  [X]
-------------------------------------------------------------------------------
 3          SEC USE ONLY

-------------------------------------------------------------------------------
 4          SOURCE OF FUNDS
            WC
-------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(E)                                         [ ]
-------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   2,289,689 (1)(2)
 NUMBER OF     ----------------------------------------------------------------
 SHARES        8   SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY      ----------------------------------------------------------------
 EACH          9   SOLE DISPOSITIVE POWER
 REPORTING         2,289,689 (1)(2)
 PERSON        ----------------------------------------------------------------
 WITH          10  SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,289,689
-------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES

-------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.0%
-------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            PN (limited partnership)
-------------------------------------------------------------------------------

                                                           PAGE 3 OF 22 PAGES

       FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL PARTNERS FUND I, LP

(1)  Includes 33,557 shares issuable upon exercise of warrant.

(2)  Power is exercised through its sole general partner, Castle Creek
     Capital LLC

                                   AMENDMENT NO. 2
                                         TO
                                    SCHEDULE 13D

CUSIP NO.  609022207                                       PAGE 4 OF 22 PAGES
-------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Castle Creek Capital Partners Fund IIa, LP
            Federal ID No.: 68-0415156
-------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                     (b)  [X]
-------------------------------------------------------------------------------
 3          SEC USE ONLY

-------------------------------------------------------------------------------
 4          SOURCE OF FUNDS
            WC
-------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(E)                                         [ ]
-------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   345,080(1)
 NUMBER OF     ----------------------------------------------------------------
 SHARES        8   SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY      ----------------------------------------------------------------
 EACH          9   SOLE DISPOSITIVE POWER
 REPORTING         345,080(1)
 PERSON        ----------------------------------------------------------------
 WITH          10  SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            345,080
-------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES

-------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.7%
-------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            PN (limited partnership)
-------------------------------------------------------------------------------

                                                           PAGE 5 OF 22 PAGES

      FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL PARTNERS FUND IIa, LP

(1)  Power is exercised through its sole general partner, Castle Creek
     Capital LLC

                                  AMENDMENT NO. 2
                                         TO
                                    SCHEDULE 13D

CUSIP NO.  609022207                                       PAGE 6 OF 22 PAGES
-------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Castle Creek Capital Partners Fund IIb, LP
            Federal ID No.: 68-0415157
-------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                     (b)  [X]
-------------------------------------------------------------------------------
 3           SEC USE ONLY

-------------------------------------------------------------------------------
 4           SOURCE OF FUNDS
             WC
-------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(E)                                        [ ]
-------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   145,763(1)
 NUMBER OF     ----------------------------------------------------------------
 SHARES        8   SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY      ----------------------------------------------------------------
 EACH          9   SOLE DISPOSITIVE POWER
 REPORTING         145,763(1)
 PERSON        ----------------------------------------------------------------
 WITH          10  SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            145,763
-------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES

-------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.7%
-------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            PN (limited partnership)
-------------------------------------------------------------------------------

                                                           PAGE 7 OF 22 PAGES

      FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL PARTNERS FUND IIb, LP

(1)  Power is exercised through its sole general partner, Castle Creek
     Capital LLC

                                  AMENDMENT NO. 2
                                         TO
                                    SCHEDULE 13D

CUSIP NO.  609022207                                       PAGE 8 OF 22 PAGES
-------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Castle Creek Capital LLC
            Federal ID No.: 36-4073477
-------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                     (b)  [X]
-------------------------------------------------------------------------------
 3          SEC USE ONLY

-------------------------------------------------------------------------------
 4          SOURCE OF FUNDS
            WC
-------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(E)                                [ ]
-------------------------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   2,780,532(1)(2)
 NUMBER OF     ----------------------------------------------------------------
 SHARES        8   SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY      ----------------------------------------------------------------
 EACH          9   SOLE DISPOSITIVE POWER
 REPORTING         2,780,532(1)(2)
 PERSON        ----------------------------------------------------------------
 WITH          10  SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,780,532(1)(3)
-------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES
-------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.3%
-------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            OO (limited liability company)
-------------------------------------------------------------------------------

                                                           PAGE 9 OF 22 PAGES

               FOOTNOTES TO FACING SHEET FOR CASTLE CREEK CAPITAL LLC

(1)  Includes 33,557 shares issuable upon exercise of warrant.

(2) Power is exercised through its controlling members, Eggemeyer Advisory Corp. and WJR Corp.

(3) Solely in its capacity as sole general partner of Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP.

                                  AMENDMENT NO. 2
                                         TO
                                    SCHEDULE 13D

CUSIP NO.  609022207                                       PAGE 10 OF 22 PAGES
-------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Eggemeyer Advisory Corp.
            Federal ID No.:36-4104569
-------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                     (b)  [X]
-------------------------------------------------------------------------------
 3          SEC USE ONLY

-------------------------------------------------------------------------------
 4          SOURCE OF FUNDS
            WC
-------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(E)                                [ ]
-------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------
               7   SOLE VOTING POWER

 NUMBER OF     ----------------------------------------------------------------
 SHARES        8   SHARED VOTING POWER
 BENEFICIALLY      2,780,532(1)(2)
 OWNED BY      ----------------------------------------------------------------
 EACH          9   SOLE DISPOSITIVE POWER
 REPORTING
 PERSON        ----------------------------------------------------------------
 WITH          10  SHARED DISPOSITIVE POWER
                   2,780,532(1)(2)
-------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,780,532(1)(3)
-------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES

-------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.3%
-------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            OO (limited liability company)
-------------------------------------------------------------------------------

                                                           PAGE 11 OF 22 PAGES

            FOOTNOTES TO FACING SHEET FOR EGGEMEYER ADVISORY CORP.

(1)  Includes 33,557 shares issuable upon exercise of warrant.

(2) Power is exercised through its sole shareholder and president, John M. Eggemeyer, III.

(3) In its capacity as a controlling member of Castle Creek Capital LLC, the sole general partner of Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP

                                  AMENDMENT NO. 2
                                         TO
                                    SCHEDULE 13D

CUSIP NO.  609022207                                       PAGE 12 OF 22 PAGES
-------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            John M. Eggemeyer, III
            S.S. No.: ###-##-####
-------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                     (b)  [X]
-------------------------------------------------------------------------------
 3          SEC USE ONLY

-------------------------------------------------------------------------------
 4          SOURCE OF FUNDS
            WC
            PF
-------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(E)                                [ ]
-------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
-------------------------------------------------------------------------------
               7   SOLE VOTING POWER

 NUMBER OF     ----------------------------------------------------------------
 SHARES        8   SHARED VOTING POWER
 BENEFICIALLY      2,882,234(1)(2)
 OWNED BY      ----------------------------------------------------------------
 EACH          9   SOLE DISPOSITIVE POWER
 REPORTING
 PERSON        ----------------------------------------------------------------
 WITH          10  SHARED DISPOSITIVE POWER
                   2,882,234(1)(2)
-------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,882,234(1)(2)
-------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
-------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.8%
-------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            IN
-------------------------------------------------------------------------------

                                                           PAGE 13 OF 22 PAGES

                FOOTNOTES TO FACING SHEET FOR JOHN M. EGGEMEYER, III

(1) As to 2,780,532 shares (including 33,557 shares issuable upon exercise of warrant), power is exercised as President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members. Power is shared with William J. Ruh as Senior Vice President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members.

(2) As to 101,702 shares (including 61,702 shares issuable upon exercise of options and warrants), power is exercised as beneficial owner.

                                  AMENDMENT NO. 2
                                         TO
                                    SCHEDULE 13D

CUSIP NO.  609022207                                       PAGE 14 OF 22 PAGES
-------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            WJR Corp.
            Federal ID No. 36-4046499
-------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                     (b)  [X]
-------------------------------------------------------------------------------
 3          SEC USE ONLY

-------------------------------------------------------------------------------
 4          SOURCE OF FUNDS
            WC
-------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------
               7   SOLE VOTING POWER

 NUMBER OF     ----------------------------------------------------------------
 SHARES        8   SHARED VOTING POWER
 BENEFICIALLY      2,780,532(1)(2)
 OWNED BY     -----------------------------------------------------------------
 EACH         9    SOLE DISPOSITIVE POWER
 REPORTING
 PERSON       -----------------------------------------------------------------
 WITH         10   SHARED DISPOSITIVE POWER
                   2,780,532(1)(2)
-------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,780,532(1)(3)
-------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                        [  ]
-------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.3%
-------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            OO (limited liability company)
-------------------------------------------------------------------------------

                                                           PAGE 15 OF 22 PAGES

                      FOOTNOTES TO FACING SHEET FOR WJR CORP.

(1)  Includes 33,557 shares issuable upon exercise of warrant.

(2)  Power is exercised through its sole shareholder and president, William J.
     Ruh.

(3) In its capacity as a controlling member of Castle Creek Capital LLC, the sole general partner of Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP.

                                   AMENDMENT NO. 2
                                         TO
                                    SCHEDULE 13D

CUSIP NO. 609022207                                        PAGE 16 OF 22 PAGES
-------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            William J. Ruh
            S.S. No.: ###-##-####
-------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                     (b)  [X]
-------------------------------------------------------------------------------
 3          SEC USE ONLY

-------------------------------------------------------------------------------
 4          SOURCE OF FUNDS
            WC
            PF
-------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
-------------------------------------------------------------------------------
               7   SOLE VOTING POWER

 NUMBER OF     ----------------------------------------------------------------
 SHARES        8   SHARED VOTING POWER
 BENEFICIALLY      2,807,878(1)(2)
 OWNED BY      ----------------------------------------------------------------
 EACH          9   SOLE DISPOSITIVE POWER
 REPORTING
 PERSON        ----------------------------------------------------------------
 WITH          10  SHARED DISPOSITIVE POWER
                   2,807,878 (1)(2)
-------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,807,878(1)(3)
-------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                         [ ]
-------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.5%
-------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            IN
-------------------------------------------------------------------------------

                                                           PAGE 17 OF 22 PAGES

                    FOOTNOTES TO FACING SHEET FOR WILLIAM J. RUH

(1) As to 2,780,532 shares (including 33,557 shares issuable upon exercise of warrant), power is exercised as Senior Vice President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members. Power is shared with John M. Eggemeyer as President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members.

(2) As to 27,346 shares (including 14,286 shares issuable upon exercise of warrants), power is exercised as beneficial owner.

                                   AMENDMENT NO. 2
                                         TO
                                    SCHEDULE 13D

ITEM 1.        SECURITY AND ISSUER.

     This statement relates to the common stock, no par value, (the "Common Stock") of Western Bancorp (the "Issuer"). The address of the Issuer's principal executive offices is 4100 Newport Place, Suite 900, Newport Beach, California 92660.

ITEM 2.        IDENTITY AND BACKGROUND.

     (a) - (c)      The names of the persons filing this statement are:
Castle Creek Capital Partners Fund I, LP, a Delaware limited partnership ("Fund I"); Castle Creek Capital Partners Fund IIa, LP, a Delaware limited partnership ("Fund IIa"); Castle Creek Capital Partners Fund IIb, LP, a Delaware limited partnership ("Fund IIb"); Castle Creek Capital LLC, a Delaware limited liability company and the sole general partner of Fund I, Fund IIa and Fund IIb (the "General Partner"); Eggemeyer Advisory Corp., a Delaware corporation and a controlling member of the General Partner ("EAC"); John M. Eggemeyer, III, a California resident and the sole shareholder and President of EAC and the President of the General Partner ("Eggemeyer"); WJR Corp., a Delaware corporation and a controlling member of the General Partner ("WJR"); and William J. Ruh, a California resident and the sole shareholder and President of WJR and the Senior Vice President of the General Partner ("Ruh"). The business address for each of the filing persons is 6051 El Tordo, Rancho Santa Fe, California 92067.

     (d) and (e)    During the last five years, none of the persons filing
this statement has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Eggemeyer is a citizen of the United States of America. Ruh is a citizen of the United States of America.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Within the last sixty days, Fund IIa made the following open market purchases of the Issuer's Common Stock from capital contributions received from its limited partners:


     NUMBER OF SHARES PURCHASED         DATE OF PURCHASE         PURCHASE PRICE
     --------------------------         -----------------        --------------
             175,548                    2/10/99 - 3/12/99          $5,148,071


     Within the last sixty days, Fund IIb made the following open market purchases of the Issuer's Common Stock from capital contributions received from its limited partners:


     NUMBER OF SHARES PURCHASED         DATE OF PURCHASE         PURCHASE PRICE
     --------------------------         -----------------        --------------
              74,152                    2/10/99 - 3/12/99          $2,174,568


ITEM 4.        PURPOSE OF TRANSACTION.

     (a) and (b)    The purchases by Fund I, Fund IIa and Fund IIb of shares
of Common Stock were for investment purposes. However, the General Partner intends to work closely with the Issuer's Board of Directors and management to expand the business of the Issuer through acquisitions and other business strategies and to improve the financial performance of the Issuer. Fund I, Fund IIa and/or Fund IIb may acquire additional securities of the Issuer in order to enable the Issuer to make future acquisitions or otherwise pursue its business strategy. The filing persons may also make open market purchases of the Issuer's securities.

     (c) - (j)      None at the present time.

ITEM 5.        INTEREST IN SECURITIES OF ISSUER.

     (a) Fund I beneficially owns 2,289,689 shares of Common Stock or 11.0% of the Issuer's outstanding Common Stock. Fund IIa beneficially owns 345,080 shares of Common Stock or 1.7% of the Issuer's outstanding Common Stock.
Fund IIb beneficially owns 145,763 shares of Common Stock or 0.7% of the Issuer's outstanding Common Stock. Fund I, Fund IIa and Fund IIb disclaim any beneficial interest in any shares of Common Stock owned or controlled directly or indirectly by any of its partners or the other persons filing this statement.

     (b) Fund I has the sole voting and dispositive powers over the 2,289,689 shares of Common Stock beneficially owned by it, representing approximately 11.0% of the Issuer's outstanding Common Stock. Fund IIa has the sole voting and dispositive power over 345,080 shares of Common Stock beneficially owned by it, representing approximately 1.7% of the Issuer's outstanding Common Stock. Fund IIb has the sole voting and dispositive power over 145,763 shares of Common Stock beneficially owned by it, representing approximately 0.7% of the Issuer's outstanding Common Stock. Such voting and dispositive powers are exercised by the General Partner in its capacity as general partner of Fund I, Fund IIa and Fund IIb, which are exercised by EAC and WJR as the controlling members of the General Partner which is in turn exercised by

Eggemeyer as the sole stockholder and President of EAC and as President of the General Partner and Ruh as the sole shareholder and President of WJR and as Senior Vice President of the General Partner.

     (c) Within the last sixty days, Fund IIa made the following open market purchases of the Issuer's Common Stock from capital contributions received from its limited partners:


     NUMBER OF SHARES PURCHASED         DATE OF PURCHASE         PURCHASE PRICE
     --------------------------         -----------------        --------------
             175,548                    2/10/99 - 3/12/99          $5,148,071


     Within the last sixty days, Fund IIb made the following open market purchases of the Issuer's Common Stock from capital contributions received from its limited partners:


     NUMBER OF SHARES PURCHASED         DATE OF PURCHASE         PURCHASE PRICE
     --------------------------         -----------------        --------------
              74,152                    2/10/99 - 3/12/99          $2,174,568


     (d) and (e)    Not Applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

          None.

                                  SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    March 22, 1999

CASTLE CREEK CAPITAL PARTNERS FUND I, LP
By:  Castle Creek Capital, LLC
     Its General Partner

     By:  /s/ William J. Ruh
          --------------------------
          Its Senior Vice President


CASTLE CREEK CAPITAL PARTNERS FUND IIa, LP
By:  Castle Creek Capital, LLC
     Its General Partner

     By:  /s/ William J. Ruh
          --------------------------
          Its Senior Vice President


CASTLE CREEK CAPITAL PARTNERS FUND IIb, LP
By:  Castle Creek Capital, LLC
     Its General Partner

     By:  /s/ William J. Ruh
          --------------------------
          Its Senior Vice President


CASTLE CREEK CAPITAL, LLC

By:  /s/ William J. Ruh
     --------------------------
     Its Senior Vice President


EGGEMEYER CORP.

By:  /s/ John M. Eggemeyer, III
     ---------------------------
     Its President


/s/ John M. Eggemeyer, III
---------------------------
John M. Eggemeyer, III

WJR CORP.

By:  /s/ William J. Ruh
     ---------------------------
     Its President


/s/ William J. Ruh
--------------------------------
William J. Ruh